

Mail Stop 3561

December 27, 2007

Mr. Andrew D. Demott, Jr.
Senior Vice President, Chief Financial Officer and Treasurer
Superior Uniform Group, Inc.
10055 Seminole Blvd.
Seminole, Florida 33772

      RE: Superior Uniform Group, Inc.
             Form 10-K for Fiscal Year December 31, 2006
             Filed March 13, 2007
             Form 10-Q for Fiscal Quarter Ended September 30, 2007
             Filed October 25, 2007
             File No. 1-5869

Dear Mr. Demott:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Branch Chief